UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)*


                       P.D.C. INNOVATIVE INDUSTRIES, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

                                   693275307
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                                 (CUSIP Number)

                     P.D.C. Innovative Industries, Inc. 501
                          South Dakota Avenue, Suite 1
                                 Tampa, FL 33606
                                  (813-258-0606
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 5, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693275307                       13D              Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Paul Smith
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

         Not Applicable
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Canadian
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               7    SOLE VOTING POWER                          1,112,218

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                       11,500,000 (1)
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                     1,112,218

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                  11,500,000 (1)
    WITH


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,612,218

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         23%
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14   TYPE OF REPORTING PERSON*


         IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by such reporting person. The filing of this Schedule 13D shall not be deemed to be an admission that any reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

This statement constitutes Amendment No. 1 to the Schedule 13D filed on February 26, 2004. Only those items that are hereby reported are amended. All other items remain unchanged.

CUSIP No.693275307              13D                       Page 3 of 4 Pages


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Item 5.  Interest in Securities of the Issuer.

     On May 5, 2004, the reporting person transferred 11,500,000 shares of common stock of the Issuer to Granite Equities, LLC, an entity of which the reporting person is a 50% owner. The wife of the reporting person owns the remaining 50% of such entity.

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


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 14, 2004
                                        ----------------------------------------
                                                         (Date)

                                        /s/ Paul Smith
                                        ----------------------------------------
                                                       (Signature)

                                        Paul Smith
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).